10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

February 6, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Terence O’Brien, Accounting Branch Chief
Melissa N. Rocha, CPA
Dietrich King, Attorney

Re:	Headwaters Incorporated
Form S-3 filed November 21, 2008
File No. 333-155565
Form 10-K for Fiscal Year Ended September 30, 2008
File No. 001-32459

Dear Mr. O’Brien, Ms. Rocha and Mr. King:

Headwaters Incorporated (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mr. O’Brien to Steven G. Stewart of the Company dated January 16, 2009. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Item 1.	Business, page 3

1.	We note your response to comment 12 in our letter dated December 18, 2008, and in particular your undertaking to “provide financial information about geographic areas in future filings…. if the revenues or long-lived assets of the Company’s foreign operations exceed 10% of the respective totals.” Please note that for purposes of Item 101(d) of Regulation S-K it is insufficient to assess materiality using only quantitative factors. Instead, in the absence of explicit guidance to the contrary, when assessing materiality you must take into account both quantitative and qualitative factors.

Response:

We acknowledge your comment. As previously communicated, the Company’s revenues from foreign countries and long lived assets located in foreign countries are each less than 10% of the Company’s consolidated totals for 2008 (5% and 3%, respectively). The quantitative materiality of these items is even less in 2007 and 2006. The Company will provide financial information about geographic areas in future filings, including all of the disclosures required by Item 101(d) of Regulation S-K, if the revenues or long-lived assets of our foreign operations exceed 10% of the respective totals or if material qualitative factors exist that would require disclosure so as to properly inform readers about these foreign operations. Currently we do not believe there are any material quantitative or qualitative factors with regard to our foreign operations that necessitate disclosure.

Management’s Discussion and Analysis, page 33

2.	The proposed future disclosure provided in response to prior comment 14 is general in nature and does not provide detailed information about your business to enable investors to see the company through the eyes of management. For example, the statement, “We expect this weakness to continue through 2009 and to have an adverse effect on the Company’s business and the Company’s results of operations,” does not provide an investor with sufficient information to understand the specific impact of recent economic events. The statement, “The Company’s building products business has a large customer base and sales are broadly diversified across customers and ship-to locations, mitigating the impact of regional economic situations,” does not address the systemic effects of the current economic crisis or provide detailed information on your customers, products, order levels, trends or expectations of management. The statement, “The Company is in the process of implementing production efficiency programs and is executing numerous cost reduction initiatives to minimize the decline in its margins” does not provide an understanding of management’s considerations or plans to address these issues. Please expand this disclosure in future filings. As discussed in SEC Release 33-8350, quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available. Please provide us with a detailed description of proposed future disclosure.

Response:

The Company will expand its MD&A disclosures in future filings to include the following types of disclosures related to the Building Products business, some of which have been addressed in other sections of the Form 10-K. For example, the following information, much of which was disclosed in Item 1, will also be considered for disclosure in MD&A:

•

There has been a severe slowing in 2007 and 2008 of new housing starts and in home sales generally. New housing starts according to the U.S. National Association of Home Builders (NAHB) were 1.3 million and 0.9 million units in calendar 2007 and 2008, respectively, compared to a 10-year average of 1.6 million units.

•	The homebuilding industry has continued to experience a significant and sustained decrease in demand for new homes and an oversupply of existing homes.

•

Our building products business relies on the home improvement and remodeling markets as well as new construction. The U.S. Census Bureau’s Value of Private Residential Construction Spending Put in Place data on home owner improvement activity shows that the four quarter moving average topped out at $147.4 billion in the second calendar quarter of 2007 and fell to approximately $122.6 billion by the fourth calendar quarter of 2008. The Leading Indicator of Remodeling Activity estimate issued by the Joint Center for Housing Studies at Harvard University has estimated that the four quarter moving average will be only $109.5 billion in the third calendar quarter of 2009, which would be the lowest level since the second calendar quarter of 2004.

•	For the past two years, the Company has recorded significant goodwill impairments associated with our building products business, recording $98.0 million in 2007 and $205.0 million in 2008.

•

We expect this weakness to continue through 2009 and to have an adverse effect on our business and our results of operations. The NAHB estimates that calendar 2009 new housing starts will be approximately 0.6 million units.

•

Primarily as a result of the depressed industry conditions, building products segment revenues declined $87.1 million or 16% from $544.1 million in 2007 to $457.0 million in 2008. The gross margin declined from 29.5% in 2007 to 26.2% in 2008 and the operating margin (before goodwill impairment of $98.0 million in 2007 and $205.0 million in 2008) declined from 9.7% in 2007 to 4.0% in 2008. The building products group revenues declined $26.6 million or 23% from $114.8 million for the three months ended December 31, 2007 to $88.2 million for the three months ended December 31, 2008. The gross margin declined from 28.7% to 20.4% (primarily because of fewer fixed costs being absorbed as a result of lower sales) and the operating margin declined from 7.6% to negative (3.7%) for the three months ended December 31, 2008 compared to the three months ended December 31, 2007. Based on the forecasted declines in new housing starts and remodeling activity for calendar 2009, we expect that our revenues and operating results will also decline in 2009 as compared to 2008 levels.

•

The Company’s building products business has a large customer base and sales are broadly diversified across customers and ship-to locations, mitigating the impact of regional economic situations. As of September 30, 2008 and December 31, 2008, respectively, the Company had approximately 4,000 and 4,300 non-retail and approximately 4,600 and 5,200 retail ship-to locations across the United States which allow for maintenance of market share albeit in a shrinking market. The Company also has seven strategically located manufacturing facilities for its architectural stone brands and eight facilities for its resin-based products, which allow for high levels of customer service, shorter lead times, and lower freight costs.

The following additional disclosures will also be considered, to the extent applicable in future periods:

•

In response to the above described conditions, the Company has and will continue to introduce new products which can be incorporated into our national distribution system supply chain. New products and brands represented over $92 million or 20% of our total building products sales in 2008, and we expect the ongoing introduction of new products and brands to allow for entry into and increased presence in new markets.

•

The Company is in the process of implementing production efficiency programs and is executing numerous cost reduction initiatives to minimize the decline in its margins. For example, during fiscal 2009 to date, the Company has reduced headcount, reduced or eliminated advertising and marketing programs, reduced plant overhead expenses, and reduced fuel and related surcharge expenditures by streamlining travel routes for products sold. These efforts will continue throughout 2009.

Potential Liquidity Risks and Management’s Plans, page 45

3.	We note the disclosure regarding your covenants on page 45 and in Note 8 to the financial statements. Given the documented increased risk of noncompliance with certain covenants, please expand this discussion in future filings to disclose the required ratios and amounts as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Response:

We expect to include disclosures substantially similar to the following in future filings.

Potential Liquidity Risks and Management’s Plans. Operational improvements such as reduced headcount, reduced or eliminated advertising and marketing programs, reduced plant overhead expenses and reduced fuel costs, along with growth in the coal cleaning business, are currently expected to partially offset the impact of reduced revenues on cash flow from operations. However, the anticipated increase in cash flow from these actions, along with the cash flow currently being generated, may not provide sufficient funds to retire all of our maturing debt. Accordingly, management’s plans to increase liquidity and minimize the risk of noncompliance with debt covenants also include the following potential actions: the delay, postponement or cancellation of certain planned capital expenditures; the sale of assets; obtaining asset-based loans; refinancing debt obligations; the sale of equity, the proceeds of which would be used to repay long-term debt; additional amendments to our senior secured credit agreement; or restructuring our credit facilities and capitalization.

Most of our potential debt covenant compliance risk relates to compliance with certain leverage and fixed charge coverage ratios in future periods, particularly during periods ending on or after June 30, 2009. The potential risk is primarily a result of declining EBITDA, combined with increased levels of planned capital expenditures, as compared to prior periods. EBITDA consists of net income adjusted for net interest expense, income taxes, depreciation and amortization and goodwill and other impairments, as these items are defined in our senior secured debt agreement. Because our net income declined significantly during fiscal 2008 and through December 31, 2008, EBITDA has also declined significantly. We do not currently expect our trailing twelve months’ (TTM) EBITDA, which is used to calculate many of the required leverage and fixed coverage ratios, to significantly improve during 2009, primarily due to the depressed new housing and residential remodeling market and the challenges of ramping up and operating our coal cleaning facilities in a difficult coal market.

The three primary debt covenant ratios with which we must comply are: i) a total leverage ratio of 4.75:1 from December 31, 2008 through March 31, 2009, 4.25:1 as of June 30, 2009, 3.75:1 as of September 30, 2009, then 3.5:1 from December 31, 2009 through the maturity date (total leverage ratio); ii) a maximum ratio of consolidated funded indebtedness minus subordinated indebtedness to EBITDA of 2.5:1 (senior leverage ratio); and iii) a minimum ratio of EBITDA plus rent payments (EBITDAR), less certain capital expenditures and taxes for the four preceding fiscal quarters, to scheduled rent payments and payments of principal and interest on all indebtedness for the next four fiscal quarters of 1:1 for the periods ending December 31, 2008 through June 30, 2009, then 1.25:1 for periods ending on or after September 30, 2009 (fixed charge coverage ratio). The following table summarizes the calculations of each of these three key ratios for the dates indicated. All components have been calculated based on the definitions of such items in our senior secured credit facility.

(in millions)	September 30, 2007	September 30, 2008	December 31, 2008
Senior debt (A)	$210.0	$200.0	$200.0
Convertible debt (B)	332.5	332.5	314.9

Total long-term debt	542.5	532.5	514.9
Stand-by letters of credit	6.0	9.7	10.1
Other long-term obligations	—	9.7	9.5

Total indebtedness, as defined (C)	$548.5	$551.9	$534.5

TTM EBITDA, as defined (D)	$301.2	$142.1	$133.3

Total leverage ratio (C ÷ D)	1.82	3.88	4.01

Senior leverage ratio ((C – B) ÷ D)	0.72	1.54	1.65

TTM EBITDA	$301.2	$142.1	$133.3
Rent expense	34.2	35.4	35.0
Less certain capital expenditures	(55.0)	(40.1)	(34.4)
Income taxes	(60.9)	(1.4)	0.2

TTM EBITDAR, as defined (E)	$219.5	$136.0	$134.1

Future twelve months’ scheduled interest payments	$24.4	$31.7	$34.1
Future twelve months’ scheduled repayments of long-term debt and other obligations	—	1.0	1.0
Future twelve months’ scheduled rent payments	38.5	36.0	36.0

Future fixed charges, as defined (F)	$62.9	$68.7	$71.1

Fixed charge coverage ratio (E ÷ F)	3.49	1.98	1.89

Trailing twelve months (TTM) EBITDA, as used in the above table, is calculated as follows:

(in thousands)	September 30, 2007	September 30, 2008	December 31, 2008
Net income (loss)	$20.1	$(169.7)	$(180.5)
Net interest expense	31.1	23.8	26.7
Income taxes, as defined	69.8	2.2	0.6
Depreciation and amortization, as defined	82.2	74.2	77.2
Impairments, as defined	98.0	211.6	209.3

TTM EBITDA, as defined (D)	$301.2	$142.1	$133.3

Before a potential debt covenant violation becomes imminent, we would take several potential actions, including all of the steps discussed above, as well as negotiate with the holders of our senior secured debt with a view to obtaining a waiver or an amendment to the debt agreement (such as we did in fiscal 2008). If our efforts to increase EBITDA were unsuccessful and we failed to obtain a waiver or amendment to our debt agreement, a breach of our covenants could result in a default, in which event our lenders could elect to declare all amounts outstanding to be immediately due and payable. If we were not able to repay our obligations if they were accelerated, the lenders could foreclose on our assets.

In addition to the risks of noncompliance with leverage and fixed charge coverage ratios, our $60.0 million revolving credit arrangement expires in September 2009. During fiscal 2008, we used this revolver for short-term working capital needs and for stand-by letters of credit, which at December 31, 2008 totaled $10.1 million. We currently expect to use the revolver for seasonal working capital needs and for letters of credit during 2009. Our seasonal working capital needs should decline as coal cleaning operations continue to grow because this business is less seasonal than our building products and CCP businesses. We continue to evaluate our liquidity needs and the potential replacement of the revolving credit facility.

Subsequent to December 31, 2008, a decrease in the credit rating on our debt was announced. The primary result of this action is an increase in the interest rate on our senior secured debt from LIBOR plus 4.5% to LIBOR plus 5.0%.

Our $200.0 million of senior debt is required to be repaid in February 2011 and April 2011. Our 2.50% convertible senior subordinated notes are repayable in 2014. The holders of the 2.875% convertible senior subordinated notes due June 2016, totaling $91.6 million, have the right to require us to repurchase all or a portion of those notes on June 1, 2011. Also, the holders of the 16% convertible senior subordinated notes due June 2016, totaling $63.3 million, have the right to require us to repurchase all or a portion of those notes on June 1, 2012. We currently believe it is likely that the holders of the 2.875% notes will require us to repurchase those notes on June 1, 2011 and it is possible that the holders of the 16% notes will require us to repurchase those notes on June 1, 2012.

Valuation of Long-Lived Assets, including Intangible Assets and Goodwill, page 37

4.	We note your proposed future disclosure in response to prior comment 15. Please explain and expand the disclosure to describe how the expected future gross profit margins of 33%-37% and long-term growth rate of 3.2% consider recent operating results, such as gross margins in the building products segment of 26% and 30% in fiscal years 2008 and 2007 and the 16% drop in sales of building products in 2008 over 2007 and 5% drop in 2007 from 2006, as well as recent economic events and trends including the downturn in the building products industry and the systemic economic crisis.

Response:

The Company will expand its MD&A disclosures in future filings (Form 10-K) substantially as follows, assuming that all such information continues to be relevant at the time. Some of this information is included in the notes to the financial statements so such information may be incorporated by reference from the financial statements in future filings. The underlined material shown below has been added to the existing disclosures (not underlined) to respond to the staff’s comments. Many of the added comments address primarily the building products reporting unit due to the ongoing risks in that reporting unit. Comparatively less disclosure has been provided for the other reporting units due to the significant headroom in the CCP goodwill impairment test and the small amount of goodwill in the energy reporting unit.

Valuation of Long-Lived Assets, including Intangible Assets and Goodwill. Long-lived assets consist primarily of property, plant and equipment, intangible assets and goodwill. Intangible assets consist primarily of identifiable intangible assets obtained in connection with acquisitions. These intangible assets are being amortized using the straight-line method over their estimated useful lives.

Goodwill consists of the excess of the purchase price for businesses acquired over the fair value of identified assets acquired, net of liabilities assumed. In accordance with the requirements of SFAS No. 142, we do not amortize goodwill, all of which relates to acquisitions. SFAS No. 142 requires us to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. We perform our annual impairment testing as of June 30, using the two-step process described in Note 7 to the consolidated financial statements.

As disclosed in Note 7 to the financial statements, through fiscal 2007, Headwaters had five reporting units with allocated goodwill, three of which were in the building products segment. There is one reporting unit with goodwill in each of the CCPs and energy segments. As a result of changes in the operations and management of the businesses in the building products segment, and in accordance with the requirements contained in SFAS No. 142, SFAS No. 131 and EITF Topic D-101, “Clarification of Reporting Unit guidance in Paragraph 30 of SFAS No. 142,” commencing with its 2008 fiscal year Headwaters aggregated the three reporting units in the building products segment into one reporting unit for the purpose of goodwill impairment testing.

The changes in the building products segment resulting in aggregation of the reporting units included, among other things, consolidation under a single management team, consolidation of incentive compensation programs to be dependent upon combined segment operating results, consolidation of some sales chains such that these chains sell many of the segment’s products, and cross selling into other sales chains, collaboration on new products, and cash flow/resource allocation decisions being made on a combined basis. If these three reporting units had not been aggregated into a single reporting unit, the recorded goodwill impairment charge would have been lower by approximately $6 million. As of September 30, 2008, there was approximately $462 million of goodwill remaining in the building products reporting unit.

The CCP reporting unit had recorded goodwill of approximately $116 million and there was a difference of approximately $194 million between the estimated fair value of the reporting unit and its carrying value as of the June 30, 2008 test date. Despite the current economic downturn, the demand for CCPs has declined significantly less than many other types of construction materials and thus continues to generate strong operating results for the Company. Revenue for this reporting unit increased by approximately $7 million in fiscal 2008 compared to fiscal 2007; meanwhile, the gross margin decreased by only approximately 1% during the same time period. The anticipated future revenues and margins for this reporting unit are not currently expected to change significantly from 2008 levels. The energy segment reporting unit had recorded goodwill of approximately $4 million and there was a difference of approximately $8 million between the estimated fair value of the reporting unit and its carrying value as of the June 30, 2008 test date.

With the exception of the Tapco reporting unit in 2007 and the aggregated building products reporting unit in 2008, the step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary. As a result of the depressed new housing and residential remodeling market, the Tapco reporting unit failed step 1 in 2007 and the aggregated building products reporting unit failed step 1 in 2008. This required completion of step 2, which resulted in a determination that Tapco’s goodwill was impaired in 2007 and the building products segment goodwill was impaired in 2008. Accordingly, non-cash impairment charges of $98.0 million and $205.0 million were recorded in 2007 and 2008, respectively. The impairments did not affect our cash position, cash flow from operating activities or senior debt covenant compliance, and will not have any impact on future operations.

In determining the fair values of the reporting units, all three of the traditional valuation approaches, the income approach, the market approach and the asset-based approach, were considered. The fair values of the reporting units were calculated using the income approach, determined by discounting expected future cash flows. This method was chosen because it specifically considers the operations, opportunities and risks applicable to the reporting units. The market approach, specifically the guideline public company method, was also considered. However, the reporting units’ direct competitors are either subsets of large corporate entities or are privately held. Therefore, there is limited comparability between the reporting units and the potential guideline public companies. Accordingly, the guideline public company method was utilized as a reasonableness test of the results from the income approach. Finally, the asset-based approach was also considered; however, it was not utilized because it does not consider the income producing/going concern nature of the reporting units’ assets.

As discussed above, the fair values of the reporting units are calculated primarily using discounted expected future cash flows. There are many estimates and assumptions involved in preparing these expected future cash flows, including most significantly the weighted average cost of capital used to discount future cash flows, anticipated long-term growth rates, future profit margins, working capital requirements and required capital expenditures. Management uses its best efforts to reasonably estimate all of these and other inputs in the cash flow models utilized; however, it is certain that actual results will differ from these estimates and the differences could be material. Materially different input estimates and assumptions would necessarily result in materially different calculations of discounted expected future cash flows and reporting unit fair values and materially different goodwill impairment estimates.

The most sensitive assumptions for the income approach are the discount rate (based on weighted average cost of capital), the expected long-term growth rate and expected future gross profit margins. For the building products reporting unit, a discount rate of 11.8% was used. Each 1% change in the discount rate would have changed the fair value by approximately $100 million. The long-term growth rate used was 3.2%. Each 1% change in the long-term growth rate would have changed the fair value by approximately $70 million. The expected future gross profit margins used ranged from 28%-34%. [Note to SEC Reviewer – This range was noted as being 33%-37% in our previous response, but these numbers inadvertently excluded the depreciation component] Each 1% change in the gross profit margins would have changed the fair value by approximately $47 million.

Our building products segment gross margin percentage for fiscal years 2005 through 2008 was 33%, 31%, 30% and 26%, respectively. The year-over-year revenue growth (decrease) was 10%, (5)%, and (16)% over the same period. The results for fiscal years 2007 and 2008 reflect the recent dramatic slowing of the building products market; however, the Company does not believe that current conditions are indicative of the long-term future of the housing market. The housing market is extremely cyclical and the cycles can vary materially in length and scope. Average housing starts reported by the National Association of Home Builders (NAHB) for the last seventeen years, including 2008, were 1.6 million units per year. While the estimated housing starts for 2009 are 0.6 million, the five-year average that includes the current estimates for 2009 and 2010 indicates estimated average housing starts of more than 1.1 million units, which is nearly 20% higher than the 2008 actual starts. We believe that the gross profit margins used in the cash flow forecast of 28%-34%, which are consistent with our actual 2005-2007 levels, are reasonable in the long term, especially given productivity improvements being implemented through application of lean manufacturing techniques. We also believe that the long-term revenue growth rate of 3.2% will be achieved as the housing market rebounds.

In addition to the annual review, we evaluate, based on current events and circumstances, the carrying value of long-lived assets, including intangible assets and goodwill, as well as the related amortization periods, to determine whether adjustments to these amounts or to the useful lives are required. Changes in circumstances such as technological advances, or changes in our business model or capital strategy could result in the actual useful lives differing from our current estimates. In those cases where we determine that the useful lives of property, plant and equipment or intangible assets should be changed, we amortize the net book value in excess of salvage value over the revised remaining useful lives, thereby prospectively adjusting depreciation or amortization expense as necessary.

The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flow from that asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Indicators of impairment include such things as a significant adverse change in legal factors or in the general business climate, a decline in operating performance indicators, a significant change in competition, or an expectation that significant assets will be sold or otherwise disposed of. In 2006, the building products segment revised downward the estimated useful lives of certain assets resulting in accelerated depreciation charges in order to fully depreciate the assets over shorter periods. No other significant changes have been made to estimated useful lives during the periods presented.

It is possible that some of our tangible or intangible long-lived assets or goodwill could be impaired in the future and that resulting write-downs could be material.

5.	We appreciate your response to prior comment 16 and have additional comments to help us understand your goodwill testing methodology. You believe, “it is necessary to wait until after the winter months before a meaningful evaluation of a possible goodwill impairment can be performed.” Please provide us with an expanded discussion of the underlying reasons supporting this belief. In your response, you state your operations are seasonal, “with substantially all of the operating income being earned in the June and September quarters.” Explain how this precludes impairment testing of goodwill at an interim date. Explain whether you believe recent events, including systemic economic events, the downturn in the building products industry, changes in sales, margins and orders since June 30, 2008, and the 52% decline in your stock price, represent events or circumstances that would more likely than not reduce the fair value of the building products reporting unit. If so, please explain how you have met the requirements in paragraph 28, of SFAS 142 to test goodwill at an interim date for events such as a significant adverse change in the business climate.

Response:

We propose adding a disclosure substantively as follows in our upcoming Form 10-Q for the quarter ended December 31, 2008.

SFAS No. 142 requires Headwaters to periodically test for goodwill impairment, at least annually, or sooner if indicators of possible impairment arise. Headwaters performs its annual impairment testing as of June 30. As a result of the depressed new housing and residential remodeling market, Headwaters has determined that the building products reporting unit’s goodwill was impaired as of the June 30 test date in both fiscal 2007 and 2008, and non-cash impairment charges of $98.0 million and $205.0 million were recorded in fiscal 2007 and 2008, respectively. These impairment charges did not affect Headwaters’ cash position, cash flow from operating activities or senior debt covenant compliance.

Due to the continuing decline in the new housing and residential remodeling markets and the ongoing downward revisions by market analysts of near-term projections in these markets, management believes that indicators of further impairment in the building products reporting unit exist. Accordingly, Headwaters has commenced a goodwill impairment test for this reporting unit. Upon completion of step 2 of the impairment test, Headwaters could be required to record a further write-down of the building products reporting unit goodwill. Any resulting non-cash impairment charge is expected to be recorded in the quarter ending March 31, 2009. Because Headwaters is in the early stages of its analysis, Headwaters does not believe it is currently possible to reasonably estimate the range of the potential goodwill impairment charge, if any.

Headwaters does not currently believe there are any indicators of impairments of other long-lived assets, including intangible assets and property, plant and equipment, but will perform a formal analysis of these assets in the building products reporting unit in connection with the goodwill impairment analysis.

Supplementally, we agree there were market indicators of a potential goodwill impairment of the building products reporting unit during the quarter ended December 31, 2008. However, as indicated in our letter dated January 7, 2009, the Company has been contemplating several different business transactions involving the building products segment that have influenced our views on impairment. Based upon negotiations with third parties that continued through December 2008, management believed that the implied fair value contemplated by a transaction approximated the carrying value of our building products reporting unit. Subsequent to January 7, 2009, continued negotiations with third parties and the publication of additional information regarding the length and breadth of the housing downturn have caused us to conclude that there has been a significant adverse change in the business climate and that it is necessary for us to re-forecast our projected results for the periods of time included within our most recent goodwill impairment analysis. That re-forecasting effort is in process and, as noted, we expect to have our impairment testing completed and any resulting non-cash impairment charge required as a result of the goodwill impairment testing recorded in the quarter ending March 31, 2009.

6.	Your response to prior comment 17 indicates you evaluated your intangible assets for impairment; however, it appears a formal impairment analysis was not performed on your property, plant and equipment. Considering you did not perform a SFAS 144 analysis at June 30, 2008, the current economic downturn and credit crisis, the change in your operating results, and the decline in your stock price and market capitalization, it is unclear how you have determined an impairment analysis of your PP&E is not necessary.

According to paragraph 8 of SFAS 144, a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Paragraphs 8(a) - 8(f) provide examples; in addition to the two relevant examples cited in your response, paragraph 8(c) cites a significant adverse change in the business climate that “could affect the value” of a long-lived asset. Please explain in further detail why you believe the cyclical nature of the building products business and the actions taken by management eliminate the need to test long-lived assets for recoverability given recent events. It appears the current market downturn in the building products business, combined with systemic economic events, is significantly different than a typical cyclical change. Also, it is not clear how the cost saving initiatives mentioned obviate the need to perform a test for recoverability.

Further note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test was not required as a result of no triggering events or because there were triggering events present and management’s estimate based on cash flow projections exceeded asset carrying values, resulting in no impairment charges. Please ensure future filings disclose whether or not a formal analysis was performed.

Response:

The Company reviewed all the criteria in SFAS 144 related to testing of long-lived assets other than goodwill (specifically intangible assets and property, plant and equipment) for recoverability.

The Company believes the most relevant criteria to be evaluated to determine if an impairment test is needed, according to paragraph 8, are “a significant adverse change in the extent or manner in which a long-lived asset is being used,” or “a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.” The Company also considered paragraph 8c of SFAS 144, noting that there likely has been a significant adverse change in the business climate for building products that could affect the value of its long-lived assets.

Property, plant and equipment in the building products segment had a net book value of $148 million or approximately 17% of the building products segment total assets at September 30, 2008. Long-lived assets, including PP&E, to be held and used are to be tested for impairment when events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. A long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. In connection with its 2008 annual goodwill impairment assessment, the Company performed an analysis of the undiscounted cash flows of the various asset groups comprising the building products unit. This analysis indicated that the undiscounted future cash flows of the various asset groups significantly exceeded the carrying value of PP&E. Management also performed an assessment of certain individual assets of the building products unit in conjunction with certain cost savings initiatives. As a result of this assessment, management accelerated the depreciation of certain assets to be held and used for which management determined the useful lives had declined. Additionally, management wrote-off the value of certain other fixed assets to be disposed due to management’s determination that there was no ongoing or salvage value associated with these assets. The write-off of these assets was immaterial.

Additionally, in connection with the 2008 annual goodwill impairment assessment, all intangible assets were formally evaluated for recoverability under SFAS 144. Further, the intangible assets for the building products reporting unit were separately valued as part of step 2 of the goodwill impairment test. Such evaluation resulted in an immaterial write-down of one intangible asset. The intangible assets in the building products segment were valued at a total of $175 million (based primarily on a discounted cash flow model), compared to a carrying value of $136 million. The difference between the undiscounted cash flows and the carrying value of the intangible assets was even greater; thereby indicating that the value of the remaining intangible assets was recoverable.

In future filings, the Company will include disclosures related to its assessment of the recoverability of intangible assets and other long-lived assets of the building products segment, including whether or not a formal analysis was performed.

7.	It appears intangible assets were tested for impairment as of June 30, 2008. Please tell us your consideration of the guidance in paragraph 8 of SFAS 144 regarding the need to perform testing for recoverability as of a more recent date, based on recent events and changes in circumstance.

Response:

As noted above in our response to comment No. 5, we plan to complete a test for goodwill impairment in our building products reporting unit, and expect that test to be completed during the quarter ending March 31, 2009. In connection with that test, we also plan to perform an assessment of the recoverability of the other long-lived assets pursuant to SFAS 144 based on the continuing adverse changes occurring in the building projects markets; however, because of the significant headroom available on a discounted basis as noted above for 2008, we don’t currently anticipate an impairment has occurred.

General

8.	We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated January 7, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit such a letter with your response to the comments in this letter.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at

(801) 984-9400, or our counsel Linda C. Williams at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334. We would appreciate it if you would continue to fax any written comments to me at (801) 984-9410 and to Ms. Williams at (415) 983-1200.

Very truly yours,

/s/ Steven G. Stewart
Steven G. Stewart
Chief Financial Officer
Headwaters Incorporated

cc:	Linda C. Williams
Harlan M. Hatfield, Esq.